Mail Stop 0305

November 19, 2004

Via facsimile 801-733-0808 and U.S. mail

James T. Wheeler
President and Chief Executive Officer
Jump`n Jax, Inc.
511 East St.  George Boulevard, Suite No. 3
St. George, Utah 84770


	Re: 	Jump`n Jax, Inc.
Form SB-2 filed November 8, 2004, as amended
		File No. 333-118872

Dear Mr. Wheeler:

We have reviewed the above-noted filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. However, if you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Please note that we do not have a record of your November 8, 2004 responses electronically filed as correspondence on Edgar. As you know, you are required to submit related correspondence and supplemental information on Edgar pursuant to Regulation S-T. Please refer to Rule 101 of Regulation S-T.

Management`s discussion and analysis or plan of operation, page 14

Liquidity and capital resources, page 14

2. Please quantify your cash requirements for the next twelve months. See Item 303 (a)(1)(i) of Regulation S-B.

Exhibit 5.1

3. Please provide an opinion of counsel on the legality of the securities being registered, stating whether they will, when sold, be legally issued, fully paid and non-assessable. See Item 601(b)(5) of Regulation S-B.

You opine that the shares, when issued, "will be duly and validly issued and outstanding." It appears from your prospectus that the 941,390 shares are already issued and outstanding, pursuant to the forward stock split. Please revise or advise.
ADDED

Other

4. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing Comments

As appropriate, please amend your registration statement in response to these comments and comply with Rule 310 of Regulation S-T regarding the marking of changed material. You may also wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Include in your response letter page references to the amended registration statement indicating where you made changes in response to our comments. Also, please note the location of any material changes made for reasons other than responding to a specific comment. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please direct all questions regarding accounting issues to Joseph Foti, Senior Assistant Chief Accountant, at (202) 942-1952. You should direct all other questions to Johanna Vega Losert, Attorney-Adviser, at (202) 942-2931 or, in her absence, to me at (202) 942-
2985.


								Sincerely,



								Kara A. Sandler
								Attorney-Adviser




cc:	Foti
	Losert

Via facsimile: 801-733-0808
Leonard E. Neilson, Esq.
8160 South Highland Drive, Suite 209
Sandy, Utah 84093
Jump'n Jax, Inc.
Form SB-2
page 1